
13001503

ANNUAL REPORT

2012



Northrim BanCorp, Inc.




We credit our past,
present and future
success to our clear
mission – to be
Alaska's most trusted
financial institution.



.125



MESSAGE to SHAREHOLDERS



100%
907

We're pleased to report that Northrim BanCorp's 2012 net income rose 14% to $12.9 million. Our success in 2012 is attributable to growth in our loan portfolio and deposits, improvements in credit quality, and significant contributions from affiliates, such as revenue from mortgage refinance activity. Major loan loss recoveries were also a significant factor in our earnings growth.

Our efforts to bring in new customers resulted in 9% growth of our loan portfolio to $704.2 million in 2012. Customer deposits increased 6% to $970.1 million in 2012, due in part to new loan customers moving more of their banking relationship to Northrim. Noninterest-bearing demand deposits were up 11% in 2012, providing us with low-cost funds to lend while supporting our net interest margin.

Net interest income was down slightly at $42.2 million in 2012. Low interest rates continued to put downward pressures on our margin, but loan growth and a healthy mix of deposits helped offset some of the margin reduction. Our net interest margin continues to be above peer average, but declined to 4.40% for the year.

We were effective at decreasing nonperforming assets, which declined to $9.1 million, or 0.78% of total assets, in 2012. We were also successful in selling or renting numerous other real estate owned (OREO) properties during the year. OREO was $4.5 million at year-end 2012, compared to $5.2 million in 2011.

We realized $1.5 million in net recoveries in 2012, reflecting collections on previously charged-off loans. As a result, Northrim recorded a loan loss benefit of $1.6 million in 2012, compared to a loan loss provision of $2.0 million in 2011.

Other operating income grew 18% to $15.4 million in 2012. A major driver was the $2.6 million in earnings from our affiliate, Residential Mortgage, LLC, which achieved record income due to low mortgage interest rates driving high refinance activity.



LOCAL KNOWLEDGE

For 2012, operating expenses increased 8% to $39.6 million. The majority of the increase was due to OREO expenses and writedowns, as well as an increase in employee health care benefit costs. We also made strategic investments in system efficiencies and electronic banking technology, in response to marketplace demands.

Northrim remains well capitalized, with Tier 1 Capital to Risk Adjusted Assets of 15.34% at December 31, 2012. We've seen a steady growth in shareholders' equity through earnings retention, which totaled $136.4 million, or $20.93 per share, at year-end. And we increased our quarterly cash dividend to $0.15 per share in December 2012, from $0.13 in December 2011. The dividend provides a yield of approximately 2.6% at current market share prices.

We credit our past, present and future success to our clear mission – to be Alaska's most trusted financial institution. We are proud to be a leading community bank, working to serve and strengthen our communities. We are market leaders foremost because of our people. We understand Alaska, we're involved and accessible, and we make decisions based on what is best for the state and the people who live here. We work to represent, educate and advocate for Alaska's business community. We invest locally, and we are committed to seeing our bank, our customers and our community succeed.

Marc Langland
Chairman, President and CEO
Northrim BanCorp, Inc.
Chairman, Northrim Bank

Joe Beedle
President and CEO
Northrim Bank



2012 FINANCIAL SNAPSHOT

Unaudited (In Thousands Except Per Share Amounts)	2012	2011	2010	2009	2008
Net interest income	$42,223	$42,364	$44,213	$46,421	$45,814
Provision for loan losses	(1,559)	1,999	5,583	7,066	7,199
Other operating income	15,432	13,090	12,377	13,084	11,354
Other operating expense	39,600	36,755	37,624	41,357	40,394
Income before income taxes	$19,614	$16,700	$13,383	$11,082	$9,575
Income taxes	6,156	4,873	3,918	2,967	3,122
Net income	13,458	11,827	9,465	8,115	6,453
Less: Net income attributable to noncontrolling interest	512	429	399	388	370
Net income attributable to Northrim Bancorp, Inc.	$12,946	$11,398	$9,066	$7,727	$6,083
Earnings per share:					
Basic	$2.00	$1.77	$1.42	$1.22	$0.96
Diluted	1.97	1.74	1.40	1.20	0.95
Cash dividends per share	0.56	0.50	0.44	0.40	0.66
Assets	$1,160,107	$1,085,258	$1,054,529	$1,003,029	$1,006,392
Portfolio loans	704,213	645,562	671,812	655,039	711,286
Deposits	970,129	911,248	892,136	853,108	843,252
Borrowings	4,479	4,626	4,766	4,897	15,986
Junior subordinated debentures	18,558	18,558	18,558	18,558	18,558
Shareholders' equity	136,353	125,435	117,122	111,020	104,648
Book value per share	$20.93	$19.39	$18.21	$17.42	$16.53
Tangible book value per share[1]	$19.67	$18.09	$16.86	$16.01	$15.06
Net interest margin (tax equivalent)[2]	4.40%	4.59%	4.92%	5.33%	5.26%
Efficiency ratio[3]	68.25%	65.78%	65.96%	68.96%	70.05%
Return on assets	1.19%	1.09%	0.90%	0.79%	0.62%
Return on equity	9.85%	9.34%	7.87%	7.08%	5.85%
Equity/assets	11.75%	11.56%	11.11%	11.07%	10.40%
Dividend payout ratio	28.39%	28.67%	31.41%	33.18%	68.93%
Nonperforming loans/portfolio loans	0.64%	1.14%	1.70%	2.10%	3.66%
Net charge-offs/average loans	-0.03%	-0.01%	0.66%	1.00%	0.86%
Allowance for loan losses/portfolio loans	2.33%	2.56%	2.14%	2.00%	1.81%
Nonperforming assets/total assets	0.78%	1.16%	2.07%	3.10%	3.84%
Tax rate	31%	29%	29%	27%	34%
Number of banking offices	10	10	10	11	11
Number of employees (FTE)	245	260	268	295	290

Financial Snapshot Footnotes on page 18

NET INCOME ATTRIBUTABLE TO NORTHRIM BANCORP, INC.

in thousands



$15,000
$12,000
$9,000
$6,000
$3,000
$0
2008
2009
2010
2011
2012

ASSETS

in thousands



$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
2008
2009
2010
2011
2012

LOANS

in thousands



$800,000
$600,000
$400,000
$200,000
$0
2008
2009
2010
2011
2012

TOTAL CAPITAL RATIO

20%
15%
10%
5%
0%
2008
2009
2010
2011
2012
WELL CAPITALIZED


ALASKA'S COMMUNITY BANK

Every day, we at Northrim work to be Alaska's most trusted financial institution. After all, this is our home, too. From our tellers and loan officers to our board and executive management, we are proud to be 100% 907.

THE BEST OPPORTUNITIES LIE JUST BENEATH THE SURFACE

Accessibility is one of the many benefits of our real-time, local presence. Our people and decisions are local, which means our customers benefit from faster, more flexible and more responsive service. Decisions are made with an eye on what is best for Alaska.

Our people are active, engaged and focused on making our community an even better place to live. You will find us volunteering at local schools, speaking at events, and serving at various leadership levels of local, state and national organizations. We're very proud of this culture of giving and volunteerism, which can also be seen in the $1.2 million the company and our employees have raised over the years for United Way.

Over time, Northrim has also contributed nearly $1 million to the University of Alaska Institute of Social and Economic Research (ISER) and $3.3 million to higher education, benefiting everything from important studies and university programs to youth conferences and Arctic engineering solutions.

As a 22-year-old community bank, we've developed local market expertise that is as wide as it is deep. We freely share our knowledge, with the goal of helping to strengthen our communities and our state. Bottom line: we are invested in seeing Alaska's economy and people succeed. This Alaska-centric focus, in tandem with our autonomy, allows Northrim to focus on the unique people and needs in our state.

Active local lending is one way we demonstrate our commitment to the community. Our deposits come from Alaskans and we believe our loans should go back to the communities we serve, both in the form of business and consumer loans, as well as through the purchase of local bonds, which fund housing, roads, schools and other critical infrastructure projects across the state.

As we are a reflection of the state's economy, we invest in areas that are strong in Alaska. Our focus areas include residential construction, commercial real estate, and commercial lending, specifically in the areas of resources, Alaska Native corporations, and health care.

DEPOSITS

in thousands


TIME
10%
DEMAND
37%
MONEY MARKET
19%
ALASKA CDS
10%
SAVINGS
9%
INTEREST-BEARING DEMAND
15%

NONPERFORMING ASSETS (NPA)

in thousands


$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
3.84%
3.10%
2.07%
1.16%
0.78%
2008
2009
2010
2011
2012
NPA
NPA/ASSETS

We believe that by investing in these sectors, we are helping to expand, strengthen and diversify Alaska's economy.

We employ experienced, talented people who are intimately familiar with those areas, and we devote the time necessary to learn more and be involved. We have years of oil and gas experience; we've developed strong relationships with Alaska Native corporations; and we understand the intricacies of the health care industry. We are constantly seeking ways to deepen our understanding and expand our capabilities, as we did with the hiring of a fisheries expert in our loan department last year.

SOLID AND SECURE: TIMING IS EVERYTHING

With a focus on local service and expertise, community banks helped build America and are an integral component of the country's continued success. However, community banks face a challenging period. The financial crisis brought broad new laws and regulations which are costly and create uncertainty going forward. We believe that community banks, including Northrim, will be challenged to deal with these changes in an efficient manner in the years to come. The low interest rate environment poses additional difficulties.

With our experienced leaders, sound strategy, strong balance sheet and dedication to compliance, we are confident in our ability to grow, compete and remain an independent community bank serving the best interests of our customers and shareholders. We believe our strategic investments in our people, facilities and systems, combined with our capacity for growth and the strength of our affiliates provide a solid base for future growth.

TOTAL NORTHRIM BANCORP, INC. SHAREHOLDERS' EQUITY


150,000,000
CAGR: 14.09%
120,000,000
90,000,000
60,000,000
30,000,000
0
1990
1995
2000
2005
2010
2012

NORTHRIM BANCORP, INC.: A HISTORY OF INCREASING SHAREHOLDER VALUE

Total capital raises, 1990 - 1999	$37.2 Million
Net income, 1990 - 2012	$143.1 Million
Dividends paid to shareholders, 1990 - 2012	$36.2 Million
Total Northrim BanCorp, Inc. Shareholders' Equity, December 31, 1990	$7.5 Million
Total Northrim BanCorp, Inc. Shareholders' Equity, December 31, 2012	$136.4 Million
2012 dividend yield	2.60%
2012 increase in Northrim BanCorp, Inc. Shareholder's Equity	8.70%
Compound Annual Growth Rates ("CAGR"):	
CAGR, dividends paid since inception of dividend payment in 1995	9.49%
CAGR, total Shareholders' Equity since 1990	14.09 %

Experienced leaders

Our people are our greatest strength, and the foundation on which our success is built. We employ talented, dedicated people, many of whom have been with us for years, even decades. Our expertise and leadership is acknowledged both inside Alaska and out. As a self-contained organization, we have in-house expertise in a wide range of disciplines and are proud to provide opportunities for highly skilled people to pursue challenging careers.

Sound strategy

Our long-term strategy focuses on maintaining a strong capital base, growing our portfolio of loans, increasing other operating income, and improving credit quality.

Northrim remains well-capitalized with Tier 1 Capital to Risk Adjusted Assets of 15.34%, and our affiliates continue to perform well, contributing significantly to our other operating income, which increased 18% to $15.4 million in 2012.

We've been effective in building our loan portfolio, which grew 9% year-over-year and includes a diverse mix of commercial loans, commercial real estate loans, and construction and land development loans.

We fully implemented a new asset quality rating system in 2012, and devoted significant resources to more rigorous credit underwriting and management systems to improve the overall quality of our loan portfolio. Our efforts paid off during 2012, with nonperforming loans dropping to 0.64% of portfolio loans from 1.14% a year ago. The ratio of nonperforming assets to total assets also dropped to 0.78% from 1.16% a year ago.

Proud to be publicly traded

Northrim is proud to be one of a few active publicly traded companies based in Alaska. This status allows customers and other interested parties to be owners of Northrim. It also means that we are subject to rigorous financial control and disclosures as an SEC-compliant corporation.

Despite the burdens of new regulations brought on by the financial crisis, we are committed to compliance and maintaining good relationships with regulators while still operating efficiently, serving our customers and making a profit.

Strategic investments

Today's customers need and expect secure, convenient electronic banking services – and those needs require increasingly innovative solutions. Northrim is committed to meeting our customers' demands, which is why we made significant investments in our information technology infrastructure and electronic banking technology and expertise in 2012, and will continue to do so in the future.

More than half of our transactions are now electronic, causing an evolution in the role of our branches. Branch employees are now considered "universal bankers" who can respond to a wide variety of more complex customer requests. This shift requires an investment in employee training, which we are pleased to provide. Our staff understand the intricacies of operating a bank, and are empowered to not only be managers thinking of today, but to be leaders planning for tomorrow.

Capacity for growth

The capacity that exists within our staff and facilities gives us the ability to grow from within, and we are always seeking new ways to increase the efficiency of our systems and processes. This allows us time to plan for the future, and quickly respond to opportunities in the marketplace.

LOAN PORTFOLIO

in thousands


CONSTRUCTION
8%
11%
OWNER OCCUPIED
COMMERCIAL
39%
COMMERCIAL REAL ESTATE
NON-OWNER OCCUPIED
38%
4%
CONSUMER

OUR AFFILIATES

Northrim's other operating income was up significantly in 2012, due in large part to the earnings from our affiliates: Residential Mortgage, LLC, Northrim Benefits Group, LLC, Elliott Cove Capital Management, LLC, Elliott Cove Insurance Agency LLC, and Pacific Wealth Advisors.

In addition to providing income, our affiliates allow us to provide valuable services to our customers, including residential mortgages, employee benefit health insurance programs, and investment advisory and wealth management services.


Residential
AK167729 MORTGAGE, LLC

Residential Mortgage, LLC (Residential Mortgage), an affiliate since its inception in 1998, is a market leader in Alaska's mortgage industry. We hold 24% of this Alaskan-owned company with offices in Anchorage, Juneau, Kodiak, Soldotna, Eagle River and Fairbanks, as well as in Washington.

Residential Mortgage's revenue was at an all-time high in 2012. The company contributed $2.6 million to Northrim's other operating income, more than double the $1.2 million in 2011.

The company's performance was primarily tied to high levels of refinance activity, due to the low mortgage interest rates. While we currently expect mortgage interest rates to remain low in 2013, we are not expecting refinance activity to continue at the level seen in 2012.

Residential Mortgage's strength hinges on the longevity and market expertise of its people. The company employs some of the most seasoned professionals in the state, many with 20+ years of industry experience. This experience combined with an intensive training program, high levels of customer service, and networking with associations and trade groups results in a deep understanding of the state and the mortgage market.


NORTHRIM
BenefitsGroup

Northrim Benefits Group, LLC (Northrim Benefits Group), which joined the Northrim family in 2005 when we purchased a 50.1% interest, helps businesses develop competitive employee health benefit programs. In addition to medical plans, Northrim Benefits Group offers ancillary products including vision, dental, long-term care plans and more.

Northrim Benefits Group continues to experience steady growth, with revenue increasing by 9% to $2.4 million in 2012, compared to $2.2 million in 2011.

As an Alaska-based company, Northrim Benefits Group specializes in working with Alaska's businesses. This allows staff to meet face-to-face with decision makers, develop customized plans that meet clients' specific needs and budgets, and offer personalized, local support. The company also provides value-added consulting services to help customers understand the complex changes in health care brought about by the Patient Protection and Affordable Care Act.

In 2012, Northrim Benefits Group relocated to the Northrim headquarters building, enabling closer interaction between the bank, the company and our customers.


ELLIOTT COVE
Capital Management

We own a 48% interest in Elliott Cove Capital Management, LLC (Elliott Cove), a registered investment advisor and Northrim affiliate since 2002. The company, which specializes in helping financial institutions create or expand investment programs and retirement plans for their customers, contributed $215,000 to other operating income in 2012, compared to $188,000 in 2011.

In 2012, Elliott Cove increased its assets under management to $106 million as of December 31, 2012. The company also grew the number of banks that offer its products, and now serves Northrim Bank as well as six community banks in Washington.

Rather than installing a third-party broker in the bank to interface with customers, Elliott Cove uses the bank's existing employees, resulting in a stronger relationship between the customer and bank. Elliott Cove trains the institution's own employees, guides them through the registration and licensing process, and provides ongoing support.

Elliott Cove's portfolios are constructed using index funds from Dimensional Fund Advisors, a leader in index fund investing, in a process called disciplined asset allocation, which utilizes principles of diversification to lower risk while attempting to achieve superior risk-adjusted returns.

Elliott Cove Insurance Agency LLC

Northrim purchased its interest in Elliott Cove Insurance Agency LLC in the fourth quarter of 2011, and now owns a 48% interest in the company. Elliott Cove Insurance Agency LLC saw an increase in activity in the past year, contributing $53,000 to our other operating income in 2012, compared to $20,000 in 2011.

The agency was formed in 2010 to offer annuities and life insurance products through its six bank clients in Washington and through Northrim Bank in Alaska. These products provide customers with interest-bearing investments as an alternative to other stock or income-producing investments.



PACIFIC PORTFOLIO

We own a 24% interest in Pacific Wealth Advisors, an independent wealth management and investment advisor that is the holding company for Pacific Portfolio Consulting, LLC and Pacific Portfolio Trust Company (Pacific Portfolio).

Despite a volatile investment environment, the company contributed $75,000 to other operating income in 2012, compared to $71,000 in 2011. During the past year, the company increased its assets under advisement, which now total $2.4 billion as of December 31, 2012, up from $1.7 billion in 2011. Pacific Portfolio also grew its client base, through a combination of value-added services and effective business development efforts.

Pacific Portfolio serves high-net-worth individuals and families, as well as institutions, including endowments, foundations, and trustee- or participant-directed retirement plans. Part of the Northrim family since 2006, Pacific Portfolio helps clients manage their personal wealth or meet their fiduciary responsibilities.

Since its establishment 21 years ago, Pacific Portfolio has been a fee-only advisor. Taking a broad approach, they may help an institutional client select a 401k platform or interface with an individual's attorney or CPA on a comprehensive estate or financial plan.

The Pacific Portfolio team has combined experience of more than 225 years in diverse backgrounds including investments, financial and estate planning, and trusts. The company's investment committee has more than 100 years of combined experience. Pacific Portfolio's internal research capabilities allow the company to interpret and tailor research to specific clients.

CUSTOMER FIRST SERVICE: WORKING TOWARDS A COMMON GOAL



Ligia Lutan
Construction Loan Department
Reco Baham
36th Avenue Branch

Charles Lybarger
Information Technology
Oziel Villasenor
Huffman Branch

Steve Brown
Construction Loan Department
Dewi Loges
Jewel Lake Branch

Marsha Fry
Commercial Real Estate
Michelle Coté
Fairbanks Financial Center

It is part of Northrim's brand to provide the very highest level of service, and it's called "Customer First Service." Northrim Bank is committed to providing caring, professional, personal attention each time a customer calls or visits. Each employee signs a personal pledge to uphold Northrim's standards.

The Customer First Service Award acknowledges those individuals who have demonstrated the epitome of Customer First Service. One or two employees each quarter earn the recognition throughout the Northrim Bank organization. Above are the well-deserving recipients for 2012.

Northrim's superior Customer First Service is apparent as soon as you step in our doors. Prompt service, friendly atmosphere, and a focus on relationships – not transactions – immediately set us apart.

Our customer service focus extends to product development. Our goal is to offer a solid suite of products that our people can be proud of and that meet our customers' diverse needs.

We are pleased to offer a wide range of value-added services. Our officers have knowledge of the economy, business, information technology, marketing and other areas, and our customers become part owners of that expertise.

Customer service goes beyond our doors. Northrim employees actively serve the community through involvement with organizations such as the Resource Development Council, Small Business Development Center, Cold Climate Research Center, homebuilders associations, and state and local chambers of commerce, to name a few.

The resources we dedicate to understanding the economy, and the commitment we have to sharing that knowledge, is yet another aspect that sets Northrim's service apart. We speak regularly at events, we host economic luncheons, and we sponsor economic research and forecast reports. We also employ an in-house economist, and we publish a blog, Alaskanomics, to provide news, analysis and commentary on Alaska's economy. As market leaders, we are always looking for new ways to engage and educate.

Northrim not only serves but also represents the Alaska business community. We study and track legislation and issues that are important to Alaska's economy. We educate and encourage our customers to get involved. For example, we are strong proponents and vocal supporters of Alaska's education tax credit, which allows businesses to make educational contributions in return for state income tax credits. And we are active advocates for sound economic development policies.

SENIOR MANAGEMENT



Northrim Bank

Dan Lowell
SVP, Northrim Funding Services Manager

Steve Hartung
EVP, Chief Credit Officer

Catherine Claxton
SVP, Commercial Real Estate Loan Manager

Ben Craig
SVP, Chief Technology Officer

Ellen Izer
VP, Human Resources Director

Joe Schierhorn
EVP, Chief Financial Officer

Audrey Amundson
SVP, Accounting Manager, Controller

Chris Knudson
EVP, Chief Operating Officer

Marc Langland
Chairman, President and CEO, Northrim Bancorp, Inc.
Chairman, Northrim Bank

Joe Beedle
President and CEO, Northrim Bank

Tara Tetzlaff
SVP, Construction Loan Manager

Dennis Bingham
SVP, Loan Administration Officer

Lynn Wolfe
SVP, Operations Manager

Jim Miller
SVP, Senior Credit Officer

Suzanne Whittle
SVP, Information Services & Compliance Manager

Len Horst
SVP, Commercial Loan Manager

Carolyn Jennings
SVP, Branch Administration Manager

Amber Zins
SVP, Internal Audit Manager

BOARD OF DIRECTORS


Marc Langland
Director since 1990
Chairman


Chris Knudson
Director since 1998
Executive Vice President and COO


Joe Beedle
Northrim Bank Director since 2011
President and CEO, Northrim Bank


Larry Cash
Director since 1995


Mark Copeland
Director since 1990


Ronald Davis
Director since 1997


Anthony Drabek
Director since 1991


Richard Lowell
Director since 1990


David McCambridge
Director since 2011


Irene Sparks Rowan
Director since 1991


John Swalling
Director since 2002


David Wight
Director since 2006

Marc Langland
Director since 1990
Chairman, President and CEO
Northrim BanCorp, Inc.
Chairman, Northrim Bank

Chris Knudson
Director since 1998
Executive Vice President and COO
Northrim Bank

Joe Beedle
Northrim Bank Director since 2011
President and CEO, Northrim Bank

Larry Cash
Director since 1995
President and CEO, RIM Architects, LLC since 1986.

Mark Copeland
Director since 1990
Owner of Strategic Analysis, LLC, a management consulting firm, since 1999. Member of Copeland, Landye, Bennett and Wolf, LLP, a law firm, for 30 years prior to that time.

Ronald Davis
Director since 1997
CEO and Administrator, Tanana Valley Clinic until his retirement in 1998.
Secretary/Treasurer, Canoe Alaska, from 1996 to 1999.
Vice President, Acordia of Alaska Insurance, from 1999 to 2003.

Anthony Drabek
Director since 1991
President and CEO, Natives of Kodiak, Inc., an Alaska Native corporation, from 1989 to 2010.
Chairman and President, Koncor Forest Products Company, from 1986 to 2011.

Richard Lowell
Director since 1990
President, Ribelin Lowell and Company, an insurance brokerage firm, from 1985 to 2004.

David McCambridge
Director since 2011
Audit Partner, KPMG LLP, from 1991 until retirement in 2010.
Director, The Tanaka Foundation since 1985.
Director, Great Alaska Council Boy Scouts of America, from 1993 to 2012.
Director, Alaska Kidney Foundation since 1999.

Irene Sparks Rowan
Director since 1991
Director, Klukwan, Inc., an Alaska Native corporation, from 1988 to 2000, and 2009 to 2010. Director, Alaska Moving Image Preservation Association since 2011.

John Swalling
Director since 2002
President and Director, Swalling & Associates, PC, an accounting firm, since 1991.
Director, Swalling Construction Co. Inc. since 1975.

David Wight
Director since 2006
President and CEO, Alyeska Pipeline Service Company from 2000 to 2005, following a 40-year career with the Amoco Corporation, which became BP in 1998.
Director, Storm Cat Energy, from 2006 to 2011.

NORTHRIM BANK OFFICERS

Executive Officers
Marc Langland, Chairman ****
Joe Beedle, President & Chief Executive Officer *
Steve Hartung, Chief Credit Officer *
Chris Knudson, Chief Operating Officer ****
Joe Schierhorn, Chief Financial Officer ****

Senior Vice Presidents
Amber Zins, Internal Audit Manager
Audrey Amundson, Accounting Manager, Controller ****
Ben Craig, Chief Technology Officer
Carolyn Jennings, Branch Administration Manager ***
Catherine Claxton, Commercial Real Estate Loan Manager ***
Dan Lowell, Northrim Funding Services Manager *
Dennis Bingham, Loan Administration Officer *
Jim Miller, Senior Credit Officer ***
Len Horst, Commercial Loan Manager *
Lynn Wolfe, Operations Manager ****
Suzanne Whittle, Information Services & Compliance Manager **
Tara Tetzlaff, Construction Loan Manager ***

Vice Presidents
Angela Helms, Small Business & Consumer Loan Manager *
Barb Ervin, Branch Administration Manager **
Darci Ornellas, Regional Sales & Service Manager ***
Ellen Izer, Human Resources Director
Glenna Hartman, Credit Administration Officer III **
Heidi Moes, Item Processing Operations Manager **
Janet Holland, Facilities Manager **
Jeanine Lillo, Assistant Controller **
Jim Culley, Commercial Loan Account Manager
Josh King, Senior Relationship Manager
Kathy Martin, Construction Loan Officer IV ***
Katie Bates, Electronic Channel Delivery Manager **
Kelly Lykins-Longlet, Risk Manager *
Kim Farrell Brewington, Commercial Cash Management Officer **
Latosha Dickinson, Controller of Financial Reporting *
Lisa Adams, Northrim Funding Services Operations Manager
Mark Edwards, Commercial Loan Account Manager & Bank Economist *
Mark Benner, Commercial Loan Officer V *
Mike Hook, Credit Administration Officer IV
Mike Martin, Commercial Loan Account Manager
Missie Yost, Branch Administration Operations Manager
Paul Kirschner, Senior Relationship Manager
Paula Grau, Commercial Loan Administrative Support Manager **
Ray Dinger, Commercial Real Estate Loan Officer V ***
Sharon Wright, Loan Documentation Officer ***
Steve Ponto, Commercial Loan Officer V
Steve Brown, Construction Loan Officer IV
Sue Wolfe, Commercial Real Estate Loan Officer V
Tammy Kosa, Regional Sales & Service Manager *
Zac Hays, Commercial Loan Officer V

Assistant Vice Presidents
Amy Penrose, Sales & Service Manager *
Anita DeVore, Branch Manager *
Aracelis Bell, Relationship Manager *
Ben Schulman, Small Business Loan Officer
Bill Simpson, Special Credits Officer II *
Brigitte Lampert, Branch Manager *
Dawn Hoxie, Branch Manager ****
Delores Siah, Branch Manager
Erika Bills, Business Development Officer II ***
Erin Gage, Branch Administration Assistant Operations Manager **
Esther Fouts, Accounting Supervisor ***
Fausto Ortiz, Branch Manager **
Fran Ponge, Branch Manager *
Heidi Roesler, Human Resources Officer **
Holly Burns, Relationship Manager *
Jay Blury, Marketing Officer *
Josie Thayer, Electronic Business Services Manager *
June Gardner, Electronic Banking Operations Manager **
Kelly McCormack, Commercial Loan Officer IV *
Lynn Akers, Branch Manager **
Maria Kirksey, Deposit Compliance Officer *
Marsha Fry, Commercial Real Estate Portfolio Administrator ***
Mhay Sy, Lending Quality Assurance Officer *
Nancy Wilson, Community Development, Compliance, & Information Security Manager **
Oziel Villasenor, Branch Manager
Rick Pinkerton, Loan Review Officer **
Rodlynn Smallwood, Branch Manager *
Sandy Walters, Branch Administration **
Sean Christian, Strategic & Planning Manager *
Sherilee Keopuhiwa, Branch Manager
Steve Hill, Security Manager
Tina Hohnstein, Special Credits Officer II ***
Tori Brandon, Credit Administration Officer II ***

*AVP and above as of 1/31/13. * Five-year employee. ** Ten-year employee. *** Fifteen-year employee. **** Twenty-year employee*

MISSION, VISION, VALUES: A TRUSTED GUIDE

Guided by our mission, vision and values, Northrim is committed to being Alaska's most trusted financial institution.

MISSION

TO BE ALASKA'S MOST TRUSTED FINANCIAL INSTITUTION

We are committed to adding value for our customers, communities, and shareholders.

VISION

TO BE ALASKA'S PREMIER BANK AND EMPLOYER OF CHOICE

We will be a leader in financial expertise, products and services, focused on continuous improvement and market growth.

VALUES

PROUD TO BE ALASKAN

We are Alaskan managed. We embody Alaska's frontier spirit and values, and strongly support our communities.

SUPERIOR CUSTOMER FIRST SERVICE

We have a sincere appreciation for our customers. We want to build lasting customer relationships through professional, prompt, and caring service.

GROWTH

We look for growth opportunities for our customers, our institution and our employees. We strive to be better, personally and professionally.

INTEGRITY

We are trustworthy, reliable, and ethical, and provide our customers with secure, confidential services. We do what is right.

WE ARE

ENGAGED

We achieve more because we are dynamic, proactive, and innovative.

ACCOUNTABLE

We take personal responsibility. We do what we say we will do.

ALIGNED

We value alignment within teams and across departments. Together we are stronger.

Information and addresses

Annual Meeting:

May 16, 2013, 9:00 a.m.
Hilton Anchorage Hotel - 500 W. 3rd Avenue
Anchorage, AK

Stock Symbol:

Northrim BanCorp, Inc. (NASDAQ: NRIM)

Auditor:

Moss Adams LLP

Transfer Agent & Registrar:

American Stock Transfer & Trust Company LLC
(800) 937-5449, info@amstock.com

Legal Counsel:

Davis Wright Tremaine LLP

Investor Requests:

For stock information and SEC filings, copies of earnings & dividend releases, click on "Investor Relations" section at northrim.com.

Investor Information:

Call our Corporate Secretary at (907) 562-0062 or
write Corporate Secretary, Northrim Bank
PO Box 241489, Anchorage, AK 99524-1489

This report has not been approved or disapproved for accuracy or adequacy by the Federal Deposit Insurance Corporation, Federal Reserve Bank, Securities and Exchange Commission, or any other regulatory authority.

Member FDIC, Equal Opportunity Lender
Equal Opportunity Employer

Cautionary note regarding forward-looking statements

This report may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which are not historical facts. These forward-looking statements describe management's expectations about future events and developments such as future operating results, growth in loans and deposits, continued success of the Company's style of banking, and the strength of the local economy. All statements other than statements of historical fact, including statements regarding industry prospects and future results of operations or financial position, made in this report are forward-looking. We use words such as "anticipate," "believe," "expect," "intend" and similar expressions in part to help identify forward-looking statements. Forward-looking statements reflect management's current plans and expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations, and those variations may be both material and adverse. Forward-looking statements are subject to various risks and uncertainties that may cause our actual results to differ materially and adversely from our expectations as indicated in the forward-looking statements. These risks and uncertainties include: the general condition of, and changes in, the Alaska economy; factors that impact our net interest margin; and our ability to maintain asset quality. Further, actual results may be affected by competition on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in our filings with the SEC. However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. In addition, you should note that we do not intend to update any of the forward-looking statements or the uncertainties that may adversely impact those statements, other than as required by law.

Financial Snapshot Footnotes:

(1) Tangible book value per share is a non-GAAP ratio that represents shareholder's equity, less intangible assets, divided by common stock outstanding.

(2) Tax-equivalent net interest margin is a non-GAAP performance measurement in which interest income on non-taxable investments and loans is presented on a tax-equivalent basis using a combined federal and state statutory rate of 41.11% in all years presented.

(3) In managing our business, we review the efficiency ratio exclusive of intangible asset amortization, which is not defined in accounting principles generally accepted in the United States ("GAAP"). The efficiency ratio is calculated by dividing noninterest expense, exclusive of intangible asset amortization, by the sum of net interest income and noninterest income. Other companies may define or calculate this data differently. We believe this presentation provides investors with a more accurate picture of our operating efficiency. In this presentation, noninterest expense is adjusted for intangible asset amortization.

Refer to the company's Annual Report on Form 10k available in the "Investor Relations" section of nothrim.com, for reconciliations of non-GAAP financial ratios to comparable GAAP measurements.

ACHIEVE MORE

ANCHORAGE

Northrim Headquarters
PO Box 241489
Anchorage, AK 99524
(907) 562-0062
(800) 478-2265 outside Anchorage
northrim.com

Midtown Financial Center
3111 C Street

Huffman Branch
1501 E. Huffman Road

Jewel Lake Branch
9170 Jewel Lake Road

SouthSide Financial Center
8730 Old Seward Highway

West Anchorage Branch & Small Business Center
2709 Spenard Road

Seventh Avenue Branch
517 W. 7th Avenue

36th Avenue Branch
811 E. 36th Avenue

EAGLE RIVER

Eagle River Branch
12812 Old Glenn Highway

FAIRBANKS

Fairbanks Financial Center
360 Merhar Avenue

WASILLA

Wasilla Financial Center
850 E. USA Circle

BELLEVUE, WASHINGTON

Northrim Funding Services
170 120th Avenue N.E., Suite 202
PO Box 50245
Bellevue, WA 98015
(425) 453-1105

AFFILIATED COMPANIES

Elliott Cove Capital Management, LLC
1000 2nd Avenue, Suite 1440
Seattle, WA 98104
(206) 267-2683
elliottcove.com

Elliott Cove Insurance Agency LLC
1000 2nd Avenue, Suite 1440
Seattle, WA 98104
(206) 267-2683
elliottcove.com

Northrim Benefits Group LLC
3111 C Street, Suite 500
Anchorage, AK 99503
(907) 263-1401
northrimbenefits.com

Residential Mortgage LLC
Headquarters
100 Calais Drive
Anchorage, AK 99503
(907) 222-8800
residentialmtg.com

Pacific Portfolio Consulting LLC and Pacific Portfolio Trust Company
Two Union Square
601 Union Street, Suite 4343
Seattle, WA 98101
(206) 623-6641
pacific-portfolio.com



Northrim BanCorp, Inc.

northrim.com